FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 6, 2014

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Statement regarding news reports on January 6, 2014”, dated January 6, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 6, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
January 6, 2014
English Language Summary

Subject:   Statement regarding news reports on January 6, 2014
Regulation:   Published pursuant to Article 2-49 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:   2014/01/06

Content:

1.  Date of occurrence of the event:2014/01/06
2.  Company name: AU Optronics Corp.
3.  Relationship to the Company (please enter "head office" or "subsidiaries"):head office
4.  Reciprocal shareholding ratios:N/A
5.  Name of the reporting media :Economic Daily News
6.  Content of the report:
Regarding media’s report that AUO (the “Company”) has filed a patent litigation against TCL Group and China Star Optoelectronics Technology.
7.  Cause of occurrence:
Statement regarding news reports on January 6, 2014.
8.  Countermeasures:N/A
9.  Any other matters that need to be specified:
Regarding media’s report that AUO (the “Company”) has filed a patent litigation against TCL Group and China Star Optoelectronics Technology alleging that TCL and others have infringed the Company’s six patents, and the criminal complaint which the Company previously filed against its former employees with the Hsinchu District Prosecutors Office with respect to the loss of the Company, the litigation between the Company and TCL’s related companies and other defendants in the High Court of the Hong Kong Special Administrative Region is related to trade secrets, and is not a patent infringement action. Currently, the Company has not provided a specific amount for the claim of damages. The Company is unable to comment on the criminal matter against its former employees as it is on-going.